

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

VIA FACSIMILE AND U.S. MAIL

April 21, 2009

Ms. Janna S. Minton
Vice President, Chief Accounting Officer and Controller
Sally Holdings, LLC
3001 Colorado Boulevard
Denton, Texas 76210

      Re: **Sally Holdings, LLC**
               Sally Capital, Inc.
               Form 10-K for Fiscal Year Ended September 30, 2008
               Filed November 26, 2008
               Form 10-Q for Fiscal Quarter Ended December 31, 2008
               Filed February 5, 2009
               File Nos. 333-144427 and 333-144427-10

Dear Ms. Minton:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               William Thompson
               Branch Chief